SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of May – July 2003.

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [X]       Form 40-F [  ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [  ]       No [X]

      (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-__________.

      The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange in May, June and July 2003.

SIGNATURES
PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2003
HIGHLIGHTS
CHAIRMAN’S STATEMENT
CHIEF EXECUTIVE’S REVIEW
FINANCIAL REVIEW
NOTIFICATION OF DIRECTOR’S INTERESTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: August 8, 2003	By:	/s/ Barrington M. Riley

Barrington M. Riley Finance Director

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Recommended Offer

By WestLB Panmure Limited (“Panmure”)

On behalf of

Protherics PLC (“Protherics”)

To acquire the whole of the issued and to be issued share capital of

Enact Pharma plc (“Enact”)

Offer declared unconditional as to acceptances

Panmure is pleased to announce on behalf of Protherics that the Offer to acquire the entire share capital of Enact has been declared unconditional as to acceptances and will remain open until further notice. Not less than 14 days’ notice will be given prior to the closing of the Offer.

The Offer remains conditional on the UK Listing Authority agreeing to admit the Protherics Placing Shares to the Official List and the London Stock Exchange agreeing to admit these shares to trading on its market for listed securities.

At 3.00 p.m. on 28 May 2003, the first closing date of the Offer, valid acceptances of the Offer had been received in respect of a total of 36,203,180 Enact Shares, representing approximately 85.7 per cent. of Enact’s current issued share capital and approximately 85.7 per cent. of the Enact Shares to which the Offer relates. None of such acceptances have been received from persons acting in concert with Protherics.

Prior to the commencement of the Offer, irrevocable undertakings to accept the Offer had been received in respect of, in aggregate, 11,612,830 Enact Shares, representing 27.5 per cent. of Enact’s issued share capital. In addition, Protherics received a non-binding letter of intent to accept the Offer in respect of a further 10,004,277 Enact Shares representing 23.7 per cent. of Enact’s issued share capital. Valid acceptances have been received in respect of all of these shares subject to these undertakings and the letter of intent and are included in the above total.

Other than as set out above, neither Protherics nor any person acting, or deemed to be acting, in concert with it held any Enact Shares as at 1 May 2003, the day before the commencement of the Offer Period, or has acquired or agreed to acquire any Enact Shares (or rights over such shares) during the Offer Period.

Upon Protherics receiving acceptances under the Offer in respect of, and/or otherwise acquiring, 90 per cent. or more of the Enact Shares to which the Offer relates, Protherics intends to exercise its rights pursuant to the provisions of sections 428 to 430F of the Act to acquire compulsorily Enact Shares to which the Offer relates.

As described in the Offer Document, once the Offer becomes unconditional in all respects, Protherics intends to procure the making of an application by Enact to OFEX for the cancellation of the trading in Enact Shares. Cancellation of the Enact listing will not take place until at least 20 Business Days after the date when notice of its intention to seek the cancellation of Enact’s listing is given.

Enact Shareholders who wish to accept the Offer, and who have not done so, should return the Form(s) of Acceptance as soon as possible. Further Forms of Acceptances can be obtained from Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA (tel: 0121 585 1131).

Terms defined in the Offer Document dated 7 May have the same meaning in this press release unless the context otherwise requires.

29 May 2003

Protherics PLC	020 7246 9950
Andrew Heath, Chief Executive
Barry Riley, Finance Director

WestLB Panmure Limited	020 7020 4000
Juliet Thompson

Enact Pharma plc
James Cooper	07740 835289

The Maitland Consultancy	020 7379 5151
Brian Hudspith
Simone Cheetham

WestLB Panmure Limited, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Protherics in connection with the Offer and no-one else and will not be responsible to anyone other than Protherics for providing the protections afforded to customers of WestLB Panmure Limited, nor for giving advice in relation to the Offer.

4 June 2003

PROTHERICS PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2003

Protherics PLC (“Protherics”), the international biopharmaceuticals company, today announces its preliminary results for the year ended 31 March 2003.

HIGHLIGHTS

•	Turnover up 64% to £11.3 million (£6.9 million last year) on continuing operations

•	CroFab sales up 70% to £8.5 million (£5 million last year)

•	DigiFab completes successful first year with £1.2 million sales

•	Operating loss decreased to £0.6 million from £2.2 million on continuing operations

•	Offer for Enact Pharma plc, announced 2 May 2003, declared unconditional with regard to acceptances on first closing date, 28 May 2003.

Commenting on the results, Stuart Wallis, Chairman, said:

“Building a profitable business is Protherics’ first objective. This reduces risk in our business and to our shareholders. It provides the funding for our ongoing research and development programmes in large and exciting therapeutic areas, and provides us with the financial cushion to acquire products and businesses in later stage development where the risk of failure is lower.

“Biotechnology is potentially very rewarding and yet for shareholders in many companies it has been a highly volatile experience. In Protherics, we are working to reduce risk and to build a stable, diverse revenue stream, which, in turn will fund an exciting research and development programme.

“The quality of our current institutional investor base is testimony to the progress we continue to make. We aim to build on this, to create value for investors in Protherics in line with our own belief and expectations.”

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)
Barry Riley, Finance Director	+44 (0) 1928 518000

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith
Simone Cheetham

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, whose platform technology is the development and production of immunotherapeutics.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forwardlooking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

CHAIRMAN’S STATEMENT

In 2002, the value of publicly traded biotechnology companies almost halved. Although a small recovery, particularly in larger US companies, has taken place over the past few months, 2002 was not a good year for the sector which was rocked by scandal (ImClone), bankruptcy (22 biotechnology bankruptcies in the US in 2002), and drug failures late in development. Venture capitalists investing in early stage companies must now look far beyond the 5 to 7 year horizon to expect a payback.

For the major pharmaceutical companies, the situation is not much better. In 2001, of 32 new medicines approved by the FDA, only 5 were new molecules – and none of these originated from those largest companies. The top 14 pharmaceutical companies spent over 65% ($29 billion) of the total research and development expenditure of $44.5 billion, yet obtained just 26% of FDA approvals.

What does this environment mean for Protherics?

Building a profitable business is Protherics’ first objective. This reduces risk in our business and to our shareholders. It provides the funding for our ongoing research and development programmes in large and exciting therapeutic areas, and provides us with the financial cushion to acquire products and businesses in later stage development where the risk of failure is lower.

We are pleased to report that in the last six months of the financial year to 31 March 2003, Protherics traded profitably. Our objective to be a viable, self-sustaining biopharmaceutical company is now within our grasp. This important milestone is the foundation upon which we will continue to build our business.

In this past year we have worked hard to reduce our operating expenses. We took an opportunity to buy back the rights for the second tranche of convertible debt (where Citadel was the lead investor) for £375,000, removing concerns expressed to us by our major shareholders. The result for the full year was a loss after tax of £238,000 which was obtained despite in excess of £3 million of sales, planned for the end of the year to 31 March 2003, moving forward into the current year. This strong result was achieved through better than projected reductions in cost of goods, and continued tight cost controls.

On 2 May 2003, we announced that we had reached an agreement with Enact Pharma plc (“Enact”) on the terms of a recommended offer to acquire that company. On 28 May 2003, we declared the offer unconditional as to acceptances and we expect to declare the offer wholly unconditional in the first half of June. This acquisition provides Protherics with a late stage product, Voraxaze, used to manage toxicity from methotrexate, a widely used cancer drug. We should start to generate revenues from named patient sales of Voraxaze in this current financial year. Voraxaze leverages our regulatory and manufacturing skills, and should provide significant revenue growth in the near to medium term, with a FDA approval anticipated in 2005. We also acquire a project (NQ02) aimed at selectively enabling patients with solid cell cancers – such as colorectal and liver tumours – to be treated without the adverse events usually associated with chemotherapy. This acquisition is accompanied by an underwritten cash placing and open offer issuing new ordinary shares to raise £3 million to provide adequate working capital to fund the Enact acquisition. The new ordinary shares were admitted to trading on the London Stock Exchange today.

Despite current valuations, biotechnology sector revenues are forecast to grow from their present $36.1 billion to $61.8 billion in 12 years, a compound annual growth rate of 12%. At Protherics, we believe that our late stage product portfolio will enable us to share in this growth, to contribute to the funding for our very exciting pipeline, and to become increasingly profitable.

Biotechnology is potentially very rewarding and yet for shareholders in many companies it has been a highly volatile experience. In Protherics, we are working to reduce risk and to build a stable, diverse revenue stream, which, in turn will fund an exciting research and development programme.

The quality of our current institutional investor base is testimony to the progress we continue to make. We aim to build on this, to create value for investors in Protherics in line with our own belief and expectations.”

CHIEF EXECUTIVE’S REVIEW

The business environment for biotechnology companies has been quite difficult this past year. For many companies, the primary objective has been to simply avoid running out of cash, and as fund raising in the sector has slowed, R&D programmes have been cut and headcounts reduced.

Protherics’ situation is different. We are now making the appropriate investments to reduce our cost of goods and to support our own research, in particular our angiotensin programme, and those projects recently obtained through the acquisition of Enact.

Operations

We continue to invest in process improvements at our operations in Wales and Australia. These have already generated substantially increased output at significantly reduced costs per unit. Year on year, the cost of producing a vial of CroFab™ has been reduced by 28%. Our plans for the current year include continued cost reductions and increases in output. Beyond this, we plan a more fundamental reengineering of the process which, while needing regulatory approvals, can, over two to three years, deliver even more dramatic improvements.

Risk management remains a high priority. Supplies of sheep serum from our second (external) supplier in Tasmania have now received FDA approval, and work is well underway in qualifying a second supplier of filling/freeze drying capability.

PORTFOLIO REVIEW

Marketed Products

CroFab™

Demand for CroFab™, our treatment for rattlesnake bites, which is marketed by Altana’s US subsidiary, Fougera, continues to increase as its use expands into the earlier treatment of milder bites and also into Copperhead bites, a previously un-served market. We estimate that the market opportunity (shared with our distributor) remains in the range of $80 million per annum.

Production capacity has doubled over the past twelve months. Batch yields are increasing and significant progress has been made in reducing our cost of goods. We expect a further significant improvement in this current financial year. With a strong order book, we continue to invest in production capability. This will enable us to increase throughput, thus reducing work in progress but increasing stocks of finished goods. The ability to supply the market from inventory will enable us to smooth supply versus demand, thereby avoiding the roll over of revenues from one financial year to another.

CroFab™ revenues were £8.5 million, up from £5.0 million the previous year. With the release of 3 batches delayed from March, we can expect strong sales in first half of 2003.

DigiFab™

DigiFab™, a treatment for Digoxin overdose and our second product launched in the US, has had an excellent start in its first full year, with sales of £1.2 million. Our partner Altana has orders in hand that represent a share of more than half of the market, and we have increased production of DigiFab™ to meet this demand.

ViperaTab™

Sales of ViperaTab™, approximately £200,000, were affected by high stocks being carried forward in response to strong sales (£350,000) in the prior year. We anticipate a growth in sales in the current year and are actively seeking to expand the product beyond Scandinavia and into the rest of Europe, through the appointment of a marketing partner to assist with product registration in this region. Although this is not a large market, high margins mean that ViperaTab™ is potentially capable of generating an attractive return.

Prion recognition (BSE testing)

Royalties from our licensee, Enfer, remained in line with the prior year, as increasing revenues from Europe offset reductions in the Irish market. Abbott, Enfer’s distributor in Europe, has launched the test in Germany, and we expect further penetration both in Germany and in other countries as annual contracts are renewed, although price competition may offset some of the volume gains.

Our intellectual property position in abnormal prion recognition is strong, and discussions continue with potential partners on licensing for use in human testing, such as screening of blood donors.

Research and Development

Angiotensin Vaccine

A vaccine treatment for high blood pressure is attractive because of the high proportion of patients who fail to have their blood pressure adequately controlled by existing tablet-based treatment. This is generally because of poor compliance. Patients commonly suffer no symptoms and often neglect or forget to take tablets.

A small Phase II study has already shown statistically significant effects on levels of hormones involved in the regulation of blood pressure and fluid balance. One of these hormones, aldosterone, is increasingly seen as an excellent therapeutic target in its own right for use in the treatment of congestive heart failure and kidney failure, both very large markets. The primary market for high blood pressure alone is in excess of $30 billion per annum.

Currently, a series of small formulation studies involving different combinations of vaccine and proprietary adjuvants is under way to select the best possible combination, before undertaking a larger proof of concept Phase II study. This is planned to start early in 2004 and, if successful, we will have a valuable product for outlicensing to a major pharmaceutical company.

CytoFab™

The treatment of sepsis, a life threatening condition resulting from severe infection, remains difficult. The first drug approved for this condition – Eli Lilly’s Xigris® – has not generated the level of sales expected because of its safety profile. A market in excess of $1 billion per annum remains to be captured by a more widely prescribed product. CytoFab™ achieved its clinical endpoints in a Phase IIb study, reducing the time patients spend in intensive care. We therefore remain confident of the prospects for this product and continue discussions with prospective partners to fund the large Phase III study required for registration. In the meantime, we are investing modest resources in developing and optimising the production process.

VEGF Vaccine

VEGF (vascular endothelial growth factor) promotes angiogenesis, the development of new blood vessels. This is understood to be important in the spread and growth of secondary cancers. Genentech have recently announced very encouraging results in a Phase III study of their anti-VEGF monoclonal antibody in metatstatic colorectal cancer, thus providing the first validation in patients of an anti-VEGF therapy.

Our vaccine has shown encouraging results in preclinical studies. We are currently carrying out formulation studies with a target of a first clinical study in patients in early 2004.

Acquired Products

The acquisition of Enact announced on 2 May 2003, brings with it both a high margin, late stage product, Voraxaze, with revenues anticipated to start in the current financial year, and an earlier stage product, NQO2, with the potential to be out-licensed within two years.

Voraxaze

Voraxaze (Carboxypeptidase G2) is a new drug for the treatment of methotrexate toxicity during cancer therapy. Voraxaze can very rapidly reduce dangerously elevated serum methotrexate levels. Methotrexate is a widely used chemotherapeutic agent that can cause kidney damage in a predictable number of cases. The market potential, when used as a rescue therapy, as well as for the management of patients with signs of kidney damage during methotrexate treatment, is in excess of £80 million per annum. The availability of an effective antidote opens up a much larger market opportunity, as high dose treatment protocols for methotrexate are adapted to accommodate Voraxaze.

Clinical trials involving over 200 patients have been completed in Europe and the USA. Orphan drug status has been granted in Europe and is expected in the USA. Revenues from named patient sales are expected in the current year in Europe, with marketing approval in Europe anticipated in 2004, and FDA approval for US marketing expected in 2005.

NQ02

A common problem with the treatment of cancer by chemotherapy is that the drugs used, because of their ability to kill cells (cytotoxicity), also damage healthy, noncancerous cells.

NQ02 is an enzyme that is over-expressed in certain tumour types (particularly liver and colorectal cancers). Normally, the enzyme is latent in these cells. However, Enact scientists have discovered that a co-factor (EP-0152R) activates NQO2. In its activated form, NQO2 converts a pro-drug (CB1954) to its cytotoxic form, thus selectively killing the tumour cells containing the enzyme, and therefore avoiding harm to healthy, non-cancerous cells.

A Phase I/II trial is planned for 2004. Good clinical data should result in a highly attractive licensing opportunity for a major pharmaceutical company. The worldwide market for an effective treatment for liver cancer is estimated at £2.8 billion per annum.

Other Products

A further vaccine project to combat kidney failure is progressing through pre-clinical studies. Other targets are under investigation in the areas of inflammation and metabolic control.

The two GnRH vaccines (licensed to ML Laboratories plc for human use in prostate cancer, and to Janssen Animal Health for fertility control of animals) have not been progressed further by the licensees. We are considering the possibility of re-acquiring these products, but do not plan to devote significant resources to them.

Looking Forward

The acquisition of Enact provides an opportunity to add to revenues in the short-to medium term, and may enable us to establish a small, focused team to market Voraxaze in the US. Furthermore, we have acquired an exciting new technology platform for the management of solid cell tumours which we believe can provide us with a significant outlicensing agreement in 1 to 2 years.

With strong orders for our existing lead products, CroFab™ and DigiFab™ and the prospect of further manufacturing cost reductions, we look forward to the future confident in the belief that our strategy of funding an exciting research and development portfolio from internally generated revenues is delivering success

FINANCIAL REVIEW

The results from continuing operations continue the trend of year-on-year improvements seen since Protherics was formed in September 1999.

Turnover for the year to 31 March 2003 increased to £11.3 million against £6.9 million from continuing operations in the prior year. In the same period, CroFab™ sales increased to £8.5 million from £5 million. DigiFab™ contributed sales of £1.2 million in its first full year, against £0.1 million in the prior year, while revenues from BSE testing were £1.3 million compared to £1.4 million, with increased testing in Europe and reduced levels in Ireland. ViperaTab® sales reduced slightly to £0.2 million from £0.3 million while other income was £0.1 million in both years. Revenues from discontinued operations (the Computer-aided Molecular Design “CAMD” division sold in July 2001) were £1.0 million in the year to 31 March 2002.

Cost of sales, at £5.9 million compares with £4.7 million in the prior year. The modest increase of £1.2 million year-on-year supported additional sales from manufactured products (excluding BSE licensing revenues and other income) of £4.5 million. This resulted in a gross margin on manufactured products of 40.4% against 13.0% in the prior year, underlining the progress made in cost reduction and process optimisation.

Research and development expenditure was £1.6 million for the year, compared to £0.3 million on continuing operations in the year to 31 March 2002. However, the prior year benefited from an exceptional credit of £0.7 million as provisions against stocks were released following FDA approval of DigiFabTM. The underlying increase year on year is therefore £0.6 million, largely representing increased spending on the Angiotensin Vaccine.

Other administration costs on continuing operations, at £4.3 million showed a marginal increase on the prior year figure of £4.2 million.

The operating loss for the year has decreased to £0.6 million from £2.2 million (from continuing operations) in the prior year. A one–off profit from the disposal of the CAMD division of £5.0 million in the prior year resulted in a profit before and after tax of £2.9 million. In the year to 31 March 2003, tax credits on research and development and deferred tax produced a benefit of £0.4 million and reduced the pre-tax loss of £0.6 million to £0.2 million after tax.

Balance sheet strength was maintained in the year, with net assets of £10.3 million at 31 March 2003 compared to £10.1 million at 31 March 2002. Investment at our operations in Wales and Australia increased fixed assets to £6.2 million from £5.3 million at 31 March 2002, and further investment is planned over the next two years as we continue to improve manufacturing efficiencies, drive down costs and increase throughput.

As expected, the second half of the year was stronger than the first. The production necessary to meet this demand was supported by investment in fixed assets and resulted in increased stocks and debtors. Stocks increased to £7.1 million from £4.0 million at the previous year end, as high levels of stocks were awaiting release by the FDA. In the first two months of the current financial year, goods with a sales value of over £3 million have been released and sold, giving an excellent start to the current year. Debtors also increased (to £3.5 million from £2.0 million) as a result of heavy shipments in the final quarter of the year. Creditors due within one year increased to £8.5 million from £6.2 million due to advance payments on orders received and generally higher levels of manufacturing activity. Amounts due after more than one year reduced to £0.7 million from £1.1 million as some longer term loans and leasing arrangements were repaid. As a result of this investment, cash levels have reduced from £6.2 million at the prior year end to £2.8 million. Working capital levels are expected to decline as payments for goods supplied are received from our distributor, Altana.

Net cash outflow from operations remained similar to the prior year (£1.7 million compared to £1.6 million in the prior year) reflecting the substantial reduction in operating loss offset by the increased investment in working capital referred to above. Cash outflow from capital investment increased from £0.8 million to £1.8 million as a result of the first part of the fixed asset investment programme now being implemented in Wales and Australia.

Summary

The strong performance in the last six months of the year (despite the delay in release of some product until the current year) has delivered a profitable second half. With maintained balance sheet strength, we look forward to the future from a sound foundation.

PROTHERICS PLC

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)
For the year ended 31 March 2003

	Year ended		Year ended	March 2002
	31 March	Continuing	Discontinued	31 March
	2003	Operations	Operations	2002
	£'000	£'000	£'000	£'000

Turnover	11,270	6,961	963	7,924
Cost of Sales	(5,920)	(4,649)	—	(4,649)
Gross profit	5,350	2,312	963	3,275

Administration expenses
Research & development expenses (note 3)	(1,591)	(295)	(588)	(883)
Other administration expenses	(4,363)	(4,182)	(312)	(4,494)

	(5,954)	(4,477)	(900)	(5,377)

Operating (loss)/profit	(604)	(2,165)	63	(2,102)
Profit on sales of discontinued operations (note 4)	—	—	5,032	5,032

(Loss)/profit on ordinary activities before interest	(604)	(2,165)	5,095	2,930
Interest receivable	100			139
Interest payable	(95)			(202)

(Loss)/profit on ordinary activities before taxation	(599)			2,867
Taxation	361
(Loss)/profit on ordinary activities after taxation	(238)			2,867
Basic and fully diluted (loss) / earnings per share (pence) (note 2)	(0.13)			1.61

The results for the year ended 31 March 2003 relate to continuing operations.

The result for the year has been calculated on the historical cost basis.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(UNAUDITED)
For the year ended 31 March 2003

	Group

	2003	2002
	£'000	£'000

(Loss)/profit for the financial year	(238)	2,867
Currency translation differences on foreign currency equity investments	435	18

Total recognised gains in the year	197	2,885

CONSOLIDATED BALANCED SHEET (UNAUDITED)
at 31 March 2003

	2003	2002
	£'000	£'000

Fixed assets
Intangible fixed assets	873	1,004
Tangible fixed assets	5,351	4,264

	6,224	5,268

Current assets
Stock	7,085	3,979
Debtors	3,460	1,972
Cash at bank and in hand	2,756	6,211

	13,301	12,162

Creditors:
Amounts falling due within one year	(8,470)	(6,183)

Net current assets	4,831	5,979

Total assets less current liabilities	11,055	11,247
Creditors:
Amounts falling due after more than one year:	(717)	(1,106)

Net assets	10,338	10,141

Capital and reserves
Called up equity share capital	3,765	3,765
Share premium account	63,350	63,350
Other reserves	51,163	51,163
Profit and loss account	(107,940)	(108,137)

Equity shareholders’ funds	10,338	10,141

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the year ended 31 March 2003

	2003		2002

	£'000	£'000	£'000	£'000

Net cash outflow from operating activities		(1,723)		(1,635)
Returns on investment and servicing of finance
Interest received	100		139
Finance lease interest paid	(12)		(15)
Other interest paid	(83)		(99)

Net cash inflow/(outflow) from returns on investments and servicing of finance		5		25

Taxation
UK Corporation tax received	582		—

Net cash inflow from taxation		582		—

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(1,862)		(657)
Payments to acquire intangible fixed assets	—		(172)
Proceeds from the sale of tangible fixed assets	22		37

Net cash outflow from capital investment and financial investment		(1,840)		(792)

Acquisitions and disposals
Sale of business	—		5,823

Net cash inflow from acquisitions and disposals		—		5,823

Net cash (outflow)/inflow before management of liquid resources and financing		(2,976)		3,421
Management of liquid resources
Cash withdrawn from money market deposits	—		1,686

Net cash inflow from management of liquid Resources		—		1,686

Financing
Issue of share capital, net	—		(2)
Repayment of loans	(484)		(345)
Repayment of finance leases and hire purchase Agreements	(51)		(75)

Net cash (outflow) from financing		(535)		(422)

(Decrease)/Increase in cash during the year		(3,511)		4,685

RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES (UNAUDITED)

	31 March	31 March
	2003	2002
	£'000	£'000

Operating loss	(604)	(2,102)
Depreciation and amortisation	1,025	958
(Profit)/Loss on disposal of tangible fixed assets	(2)	16
Deferred grant income	(101)	(55)
Grant received	122	—
Increase in stocks	(3,092)	(2,295)
Increase in debtors	(1,677)	(388)
Increase in creditors	2,606	2,264
(Profit) on sale of current asset investments	—	(33)

Net cash outflow from operating activities	(1,723)	(1,635)

NOTES TO THE PRELIMINARY RESULTS

1.	The financial information set out above is an abridged version of the Group’s full accounts for the year ended 31 March 2003. The full accounts for 2003 have not been filed with the Registrar of Companies and have not been reported on by the Group’s auditors. The full accounts for the year ended 31 March 2002 received an unqualified report and have been filed with the Registrar of Companies.

2.	Basic and fully diluted earnings per share are based on attributable losses of £238,000 (2002: profits of £2,867,000) and on a weighted average number of shares in issue during the year of 188,232,913 (2002: 178,119,748). Share options, warrants and the convertible debenture are at present anti-dilutive.

3.	Research and development costs relating to continuing operations are stated after an exceptional credit of £nil, (2002: £674,000) arising from the reinstatement of stocks written off in the prior year, following FDA approval of DigiFabä (the Group’s treatment for digoxin poisoning) in August 2001.

4.	On 12 July 2001, the Group sold its computer aided molecular design division (CAMD) to Tularik Inc. The sale included the Group’s propriety Prometheus software and related computer hardware, together with laboratory equipment. Existing CAMD research agreements also transferred to Tularik under the terms of the agreement.

Copies of this statement will be available to the public at the Company’s registered office at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF.

RNS Number:6375M
Protherics PLC
23 June 2003

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY

PROTHERICS PLC

2)	NAME OF DIRECTOR

A.J. HEATH

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7)	Number of shares/amount of stock acquired

8)	( %) of issued Class

9)	Number of shares/amount of stock disposed

10)	( %) of issued Class

11)	Class of security

12)	Price per share

13)	Date of transaction

14)	Date company informed

15)	Total holding following this notification

16)	Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17)	Date of grant

20 JUNE 2003

18)	Period during which or date on which exercisable

21 JUNE 2006 TO 20 JUNE 2013

19)	Total amount paid (if any) for grant of the option

NIL

20)	Description of shares or debentures involved: class, number.

300,000 ORDINARY SHARES OF 2P

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

23.25P

22)	Total number of shares or debentures over which options held following this notification

2,516,300

23)	Any additional information

24)	Name of contact and telephone number for queries

B.M. RILEY 01928 518000

25)	Name and signature of authorised company official responsible for making this notification

Date of Notification 23 JUNE 2003

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY

PROTHERICS PLC

2)	NAME OF DIRECTOR

A.     ATKINSON

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7)	Number of shares/amount of stock acquired

8)	( %) of issued Class

9)	Number of shares/amount of stock disposed

10)	( %) of issued Class

11)	Class of security

12)	Price per share

13)	Date of transaction

14)	Date company informed

15)	Total holding following this notification

16)	Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17)	Date of grant

20 JUNE 2003

18)	Period during which or date on which exercisable

21 JUNE 2006 TO 20 JUNE 2013

19)	Total amount paid (if any) for grant of the option

NIL

20)	Description of shares or debentures involved: class, number.

100,000 ORDINARY SHARES OF 2P

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

23.25P

22)	Total number of shares or debentures over which options held following this notification

100,000

23)	Any additional information

24)	Name of contact and telephone number for queries

B.M. RILEY 01928 518000

25)	Name and signature of authorised company official responsible for making this notification

Date of Notification 23 JUNE 2003

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY

PROTHERICS PLC

2)	NAME OF DIRECTOR

B.M. RILEY

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7)	Number of shares/amount of stock acquired

8)	( %) of issued Class

9)	Number of shares/amount of stock disposed

10)	( %) of issued Class

11)	Class of security

12)	Price per share

13)	Date of transaction

14)	Date company informed

15)	Total holding following this notification

16)	Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17)	Date of grant

20 JUNE 2003

18)	Period during which or date on which exercisable

21 JUNE 2006 TO 20 JUNE 2013

19)	Total amount paid (if any) for grant of the option

NIL

20)	Description of shares or debentures involved: class, number.

200,000 ORDINARY SHARES OF 2P

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

23.25P

22)	Total number of shares or debentures over which options held following this notification

837,955

23)	Any additional information

24)	Name of contact and telephone number for queries

B.M. RILEY 01928 518000

25)	Name and signature of authorised company official responsible for making this notification

Date of Notification 23 JUNE 2003

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY

PROTHERICS PLC

2)	NAME OF DIRECTOR

J.C. CHRISTIE

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7)	Number of shares/amount of stock acquired

8)	( %) of issued Class

9)	Number of shares/amount of stock disposed

10)	( %) of issued Class

11)	Class of security

12)	Price per share

13)	Date of transaction

14)	Date company informed

15)	Total holding following this notification

16)	Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17)	Date of grant

20 JUNE 2003

18)	Period during which or date on which exercisable

21 JUNE 2006 TO 20 JUNE 2013

19)	Total amount paid (if any) for grant of the option

NIL

20)	Description of shares or debentures involved: class, number.

100,000 ORDINARY SHARES OF 2P

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

23.25P

22)	Total number of shares or debentures over which options held following this notification

707,000

23)	Any additional information

24)	Name of contact and telephone number for queries

B.M. RILEY 01928 518000

25)	Name and signature of authorised company official responsible for making this notification

Date of Notification 23 JUNE 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

23 June 2003

Protherics plc

Appointment of Directors

Following the offer to acquire the whole of the issued and to be issued share capital of Enact Pharma plc (“Enact”) being declared unconditional in all respects, Protherics plc (“Protherics”), announces the following appointments to the board with effect from 20 June 2003:

•	Dr Tony Atkinson as Chief Scientific Officer; and

•	Dr Mike Peagram as a non-executive director

Dr Atkinson (age 58) has extensive experience within the biopharmaceutical industry having previously served as a director of Enact Pharma plc, Kymed G B Limited and Enzacta R&D Limited.

Dr Peagram (age 60) previously served as Chairman of Enact Pharma plc. He is Deputy Chairman of Yule Catto and Co plc and was previously a Director of CRC Group plc and brings a wide range of business experience.

Further to disclosure requirements of the UK Listing Authority, as specified in the Listing Rules, there are no further points under Rule 16.4(a) or 16.4(b) which require disclosure.

Commenting on the appointment, Stuart Wallis, Chairman of Protherics, said:

“We are delighted to welcome Tony and Mike to the Board of Protherics. Tony’s extensive industry experience will help to guide our research and development programme, while Mike will add further strength to the Board in a non-executive capacity.”

– ENDS –

For Further Information Please Contact:

Protherics plc	Tel: +44 (0) 20 7246 9950
Andrew Heath, CEO

Maitland Consultancy	Tel: +44 (0) 20 7379 5151
Brian Hudspith

Notes to editors:

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, whose platform technology is the development and production of immunotherapeutics.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

An electronic version of this will be available at: www.protherics.com

26 June 2003

PROTHERICS PLC

PROTHERICS AWARDED GRANT FROM WELSH ASSEMBLY GOVERNMENT
TO FUND DEVELOPMENT OF MANUFACTURING FACILITY

Protherics plc (“Protherics”), the international biopharmaceuticals company, today announces that it has been awarded a Regional Selective Assistance grant from the Welsh Assembly Government to assist in the development of the company’s FDA approved manufacturing facility in Blaenwaun, Ceredigion.

The grant of up to £800,000 will be used to help with the planned development, to provide greater capacity, more flexibility and enhanced compliance to meet future regulatory requirements.

111 people are employed in the Blaenwaun facility where Protherics manufactures CroFab™, the Rattlesnake antivenin, and DigiFab™, the treatment for the toxic effects of the heart drug, Digoxin.

Commenting on the grant, Andrew Heath, Chief Executive of Protherics said:

“Our manufacturing facility is one of Protherics’ competitive strengths. This grant is tremendously important to us as we expand production to keep pace with predicted demand, and plan process improvements to continue to drive down the cost of goods and improve margins.”

Andrew Davies, Minister for Economic Development and Transport, said: “Protherics is trading in a highly competitive market, and realises the importance of innovation and adaptation to survive in such a world. I am pleased that we have been able to assist the company in its growth, and wish the employees every success for the future.”

– ENDS –

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith

2 July 2003

NOTIFICATION OF DIRECTORS’ INTERESTS

Protherics plc (“Protherics”) announces that Dr Tony Atkinson and Dr Mike Peagram, being the directors of Enact Pharma plc (“Enact”) who were appointed to the Board of Protherics with effect from 20 June 2003, were issued with the consideration due to them under the offer by the Company for Enact (the “Offer") on 1 July 2003.

As a result, Dr Atkinson holds £682,162 in nominal value of the Protherics Convertible Loan Notes 2010 issued in connection with the Offer (“Loan Notes”) and 237,256 shares in New Opportunities Investment Trust plc (“NOIT Shares”), both of which were received in respect of the aggregate number of 4,000,951 ordinary shares of 10p each in Enact (“Enact Shares”) acquired from Dr Atkinson pursuant to the Offer.

Dr Peagram has received £125,402 in nominal value of the Loan Notes and 43,615 NOIT Shares. These were received in consideration for the 735,500 Enact Shares acquired from him pursuant to the Offer.

In addition, Dr Peagram agreed on 27 June 2003 to acquire £127,875 in nominal value of Loan Notes and 44,475 NOIT Shares in satisfaction of an outstanding loan of £75,000 and a further £35,520 in nominal value of Loan Notes and 12,354 NOIT Shares in consideration of £25,000. Disclosure of these acquisitions was made to the Company on 1 July 2003.

The Loan Notes, in accordance with their terms of issue, are convertible into ordinary shares of 2p each in the capital of Protherics at a conversion rate of 25p per Protherics share during the period from 19 December 2004 until 19 June 2010. In certain circumstances the Loan Notes will be convertible from 19 June 2004.

For the purposes of this announcement, references to holdings of Dr Atkinson of Loan Notes, NOIT Shares and Enact Shares includes the holdings of his immediate family and connected persons (within the meaning of section 346 of the Companies Act 1985).

24 July 2003

PROTHERICS PLC

AGM STATEMENT

At the Annual General Meeting today, Stuart Wallis, Chairman, made the following statement to shareholders.

“I am pleased to report that Protherics continues to make significant progress towards our primary objective, which is to build a profitable business. In the year that ended on 31st March we traded profitably in the second half. Turnover was up 64% to £11.3 million and we reduced the operating loss from £2.2 million a year ago, to £0.6 million.

Sales of CroFab™, our treatment for rattlesnake bites, were up 70% to £8.5 million and, in its first full year on the market, we sold £1.2 million of DigiFab™, our treatment for the toxic effects of the heart drug Digoxin. Demand for both these products remains strong. We continue to make good progress in reducing the cost of goods at our facility in Wales and I am pleased that the Welsh Assembly Government has agreed to support the expansion of that facility through the award of grant for up to £800,000.

Our R&D programmes progressed well and we are in active discussions with a number of larger Pharmaceutical companies to licence the late stage development of our treatment for sepsis and our vaccine for high blood pressure.

We have had a good start to the current financial year. Three batches of CroFab™ which were slightly delayed and missed the cut-off for the financial year-end, have all been delivered into the market in time for the rattlesnake biting season. Orders for both CroFab™ and DigiFab™ continue to be strong.

On 2nd May we announced the acquisition of Enact Pharma plc which brings with it both a high margin late stage product, Voraxaze, with sales anticipated to start this year, and an earlier stage product, NQO2, with the potential to be outlicensed within two years. I am delighted to welcome Tony Atkinson, who will serve as our Chief Scientific Officer, and Michael Peagram, who will serve as a Non-Executive Director, to the Board of Protherics. Tony was the Chief Executive of Enact and Michael was its Chairman. Their knowledge and experience will be a great asset to us. Tony Atkinson’s initial charge will be to integrate and consolidate the two companies’ R & D Programmes.

Looking to the future, Protherics now has a solid foundation of revenue generating products and a healthy pipeline of late and earlier stage developments that should enable us to rapidly increase our revenues and become increasingly profitable.”

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This statement, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and product development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in materials the Company has filed with or furnished to the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

Company	Protherics PLC
TIDM	PTI
Headline	Offer Update
Released	18:04 24 Jul 2003
Number	9566N

Not for release, publication or distribution in or into
the United States, Canada, Australia or Japan

Recommended Offer by WestLB Panmure Limited (“Panmure”)

on behalf of

Protherics PLC (“Protherics”)

to acquire the whole of the issued and to be issued share capital of

Enact Pharma plc (“Enact”)

Compulsory acquisition of outstanding shares

Protherics announces that it has received valid acceptances for more than nine-tenths in nominal value of the Enact Shares to which the Offer relates. Protherics is therefore entitled to use the procedures set out in sections 428 to 430F (inclusive) of the Companies Act 1985 to acquire compulsorily any Enact Shares for which it has not received valid acceptances of the Offer.

Panmure, on behalf of Protherics, has today posted statutory notices to non-assenting shareholders pursuant to sections 428-430F (inclusive) of the Companies Act 1985 to acquire compulsorily all of the outstanding Enact Shares.

The Offer remains open for acceptance until further notice. Enact Shareholders who have not yet accepted the Offer are urged to complete and return their Form of Acceptance as soon as possible.

Terms defined in the Offer Document dated 7 May 2003 have the same meaning in this press release unless the context otherwise requires.

Enquiries:

Protherics PLC

Andrew Heath, Chief Executive	02072469950

Barry Riley, Finance Director	01928518000

Panmure

Dominic Morley	02070205117

The Maitland Consultancy

Brian Hudspith	02073795151

Panmure, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Protherics in connection with the Offer and no-one else and will not be responsible to anyone other than Protherics for providing the protections afforded to customers of Panmure, nor for giving advice in relation to the Offer.

The Offer is not being made, directly or indirectly, in or into, or by the use of the mail of or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from the United States, Canada, Australia or Japan and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from the United States, Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Offer. The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements.

Neither the Protherics Convertible Loan Notes nor the NOIT Shares have been, or will be, registered under the US Securities Act or under the securities laws of any state of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and neither the Protherics Convertible Loan Notes nor the NOIT Shares have been, or will be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, neither the Protherics Convertible Loan Notes nor the NOIT Shares may (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, any United States, Canadian, Australian or Japanese person.

END

Company	Protherics PLC
TIDM	PTI
Headline	Result of AGM
Released	14:22 24 Jul 2003
Number	9344N

Protherics Plc (“the Company”)

The Company is pleased to announce that at the Annual General Meeting which was held on the 24 July 2003 all resolutions were duly passed.

24 July, 2003

END

NOTIFICATION OF DIRECTOR’S INTERESTS

Protherics plc (“Protherics”) announces that Dr Mike Peagram, being a director of Protherics, has agreed on 16 July 2003 to acquire £8,360 in nominal value of the Protherics Convertible Loan Notes 2010 (“Loan Notes”) for a consideration of £5,000. Disclosure of this acquisition was made to Protherics after the close of business on 16 July 2003.

As a result, Dr Peagram will hold £297,157 in nominal value of the Loan Notes.

The Loan Notes, in accordance with their terms of issue, are convertible into ordinary shares of 2p each in the capital of Protherics at a conversion rate of 25p per Protherics share during the period from 19 December 2004 until 19 June 2010. In certain circumstances the Loan Notes will be convertible from 19 June 2004.

Protherics Plc (“the Company”)

NOTIFICATION OF MAJOR INTERESTS IN SHARES

The Company received a notification from M & G Investment Management Limited on behalf of Prudential plc and certain of its subsidiary companies, informing it that they have an interest in 12,238,577 ordinary shares, representing 5.91% of the issued share capital of the Company.

31 July, 2003